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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section

FEB 28 2014



14046846

SEC FILE NUMBER
8- 38937

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Washington DC

REPORT FOR THE PERIOD BEGINNING __1/1/2013__ AND ENDING __12/31/2013__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUAYLE & CO. SECURITIES

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9400 S. Saginaw Street   Suite B
                    (No. and Street)

Grand Blanc   MI   48439
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Robert A. Quayle   810-771-4178
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Edward Richardson Jr., CPA

                    (Name – if individual, state last, first, middle name)

   15565 Northland Dr. Suite 508 West Southfield, MI. 48075

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

i

DD 3/20/14

OATH OR AFFIRMATION

I, Robert A. Quayle _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Quayle & CO. Securities _____ , as
of _____ December 31 _____ , 20 __13__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

N/A
_____

_____

_____

_____
Signature

President
_____
Title

Linda J. Parth
Notary Public
LINDA J. PARTH

11-16-2019
expiration
Genesee County

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Quayle & Co., Securities

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Quayle & Co., Securities as December 31, 2013 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quayle & Co., Securities as of December 31, 2013, and results of operations and

1

its cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 24, 2014

Quayle & Co., Securities
BALANCE SHEET
As of December 31, 2013

ASSETS

CURRENT ASSETS

Cash in Brokerage - Fee Account	$	10,412.03
Cash in Bank - Checking Account		21,076.67
Investments		2,569.33
Total Current Assets		34,058.03

PROPERTY AND EQUIPMENT

Equipment	5,517.00
Less: Accumulated Depreciation	(5,517.00)

TOTAL ASSETS	$	34,058.03

The footnotes are an integral part of the financial statements.

3

Quayle & Co., Securities
BALANCE SHEET
As of December 31, 2013

CURRENT LIABILITIES		
Accrued Liabilities	$	700.00
Total Current Liabilities		700.00
LONG-TERM LIABILITIES		
Total Liabilities		700.00
OWNER'S EQUITY		
Retained Earnings		33,358.03
Total Owner's Equity		33,358.03
TOTAL LIABILITIES AND OWNER'S EQUITY	$	34,058.03

The footnotes are an integral part of the financial statements.

4

Quayle & Co., Securities
STATEMENT OF INCOME

**12 Months Ended
December 31, 2013**

Revenues

Commissions Earned	$	300,536.16
Mart to Martket Adjustments		192.60
Interest Income		0.26
Dividend Income		117.85
Total Revenues		300,846.87

Operating Expenses

Employee compensation and ben	49,357.47
Floor brokerage, exchange, and c	4,185.00
Communications and data proces	237.06
Occpancy	12,200.00
Other expenses	16,614.53
Total Operating Expenses	82,594.06

Operating Income (Loss)		218,252.81
Net Income (Loss)	$	218,252.81

The footnotes are an integral part of the financial statements.

5

Quayle & Co., Securities

	12 Months Ended December 31, 2013
Beginning of Period	$ 27,760.28
Plus: Net Income	$ 218,252.61
Plus: Prior Period Adjustment	$ (0.06)
Plus: Contributions	$ 45.00
Less: Distributions	(212,700.00)
RETAINED EARNINGS END OF PERIOD	$ 33,358.03

The footnotes are an integral part of the financial statements.

6

Quayle & Co., Securities
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2013

	2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 218,252.81
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(637.06)
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Other	(192.65)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(300.00)
Accrued Liabilities	0.00
Total Adjustments	(1,129.71)
Net Cash Provided By (Used in) Operating Activities	217,123.10
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used in) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(197,716.00)
Contirbutions	5,000.00
Net Cash Provided By (Used in) Financing Activities	(192,716.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,407.10
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	26,363.60
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 31,488.70

The footnotes are an integral part of the financial statements.

7

Quayle & Co., Securities
Statement of Changes in Owner's Equity
For the Year Ended December 31, 2013

	Total Owner's Equity
Balance at January 1, 2013	$ 27,760
Net Income (Loss) for the year ended December 31, 2013	218,253
Capital Contributions	45
Capital Withdrawal	(212,700)
Prior Period Adjustment	-
Balance at December 31, 2013	$ 33,358

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Quayle & Co., Securities (the Company) was organized in the State of Michigan effective October 22, 1987. The Company has adopted a calendar year.

Description of Business

The Company, located in Grand Blanc, MI. is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held at the clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others.

Concentrations

The Company's concentration is services are sales of securities, annuities, and insurance.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to its clearing broker dealer.

NOTE D – LEASES

The Company leases office space in an amount of $12,200.00 annually.

NOTE E – ADVERTISING

The amount of $600.00is expensed as incurred.

NOTE F – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets..

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2013 are as follows:

| | Fair value at Reporting Date Using | |
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2013		
Marketable Securities	$ 2,570	$ 2,570
Total	$ 2,570	$ 2,570

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was $0.10 in dividend income.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2013		
Marketable Securities	$ 2,570	$ 2,570
Total	$ 2,570	$ 2,570

Cost and fair value of money market funds and marketable securities at December 31, 2013 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
December 31, 2013				
Available for Sale:				
Marketable Securities	$ 4,367	0	1,797	$ 2,570
Totals	$ 4,367	0	1,797	$ 2,570

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE G – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE H – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2014, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2013

Computation of Net Capital

Total Stockholder's equity:		$ 33,058.03

Nonallowable assets:

Property & Equipment	0.00	
Accounts receivable – other	0.00	
Haircut Charges	0.00	
Other	391.00	(391.00)

Net allowable capital		$ 32,667.03

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 46.69
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 27,667.03

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 700.00
Percentage of aggregate indebtedness to net capital	2.18%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2013	$	32,667.00
Adjustments:		
Change in Equity		0.03
Change in Securities Haircuts		0.00
Change in Non Allowable Assets		0.00
NCC per Audit		32,667.03
Difference	$	(0.00)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Ameritrade.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2013	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2013

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 24, 2014

Board of Directors
Quayle & Co., Securities
1063 W. Hill road Suite G
Flint, MI. 48507

In planning and performing my audit of the financial statements and supplemental schedules of
Quayle & Co., Securities for the year ended December 31, 2013, I considered its internal control,
in order to determine my auditing procedures for the purpose of expressing my opinion on the
financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the company, including tests of such
practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control,
and the practices and procedures referred to the preceding paragraphs. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraphs and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute assurance,
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use of disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with accounting principles generally accepted in the United States. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to
above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the EC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr. CPA

Edward Richardson, Jr., CPA